

October 26, 2010

Mr. Michael J. Gordon
Chief Executive and Chief Financial Officer
Blastgard International, Inc.
2451 McMullen Booth Road, Suite 242
Clearwater, FL 33759

> **Re:** **Blastgard International, Inc.**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 18, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 0-53756**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 4 - Controls and Procedures

1.   Please refer to Item 308(c) of Regulation S-K and amend your quarterly reports to disclose any change in your internal control over financial reporting in connection with your evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

302 Certifications

2.   Please amend your quarterly reports to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:

- Remove the title of the certifier from the introduction.
- Include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction of paragraph 4.

      Please note that when you amend your Form 10-Q's, the revised certifications should refer to the amended filings in the first paragraph.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709   if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief